



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

No Act
PE 1/27/11

February 21, 2012

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
shareholderproposals@gibsondunn.com

Act: 1934
Section:
Rule: 14a-8
Public Availability: 2-21-12

Re: Eaton Corporation
Incoming letter dated December 27, 2011

Dear Mr. Mueller:

This is in response to your letter dated December 27, 2011 concerning the shareholder proposal submitted to Eaton by Thomas Webb. We also have received a letter from the proponent dated January 12, 2012. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Thomas Webb

*** FISMA & OMB Memorandum M-07-16 ***

February 21, 2012

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Eaton Corporation
Incoming letter dated December 27, 2011

The proposals relate to employee compensation relating to, and accounting for, sales to independent distributors, the method of reporting of corporate ethics, accounting practices relating to goodwill and other intangible assets, and concerns relating to operations in India.

There appears to be some basis for your view that Eaton may exclude the proposals under rule 14a-8(c), which provides that a proponent may submit no more than one proposal. In arriving at this position, we particularly note that the proposal relating to the method of reporting corporate ethics involves a separate and distinct matter from the proposals relating to employee compensation relating to, and accounting for, sales to independent distributors, accounting practices relating to goodwill and other intangible assets, and concerns relating to operations in India. Accordingly, we will not recommend enforcement action to the Commission if Eaton omits the proposals from its proxy materials in reliance on rule 14a-8(c). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Eaton relies.

Sincerely,

Mark F. Vilardo
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

12 January 2012

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Dear Chief Counsel:

I am in receipt of a letter addressed to you dated 27 December 2011, from Gibson Dunn on behalf of Eaton. It was regarding "Eaton Corp. Shareholder Proposal of Thomas Webb… Rule 14a-8."

The Beltway firm's letter is certainly voluminous, and the puffery is indicative thereof. But, it fails to mention that the CEO of Eaton recognized the same question at the April 2011 shareholders' meeting as "a rather long question". Mr. Cutler considered it one question. Perhaps this was not effectively communicated between the large legal teams involved.

Mr. Cutler's inability to follow through in answering the question, as promised, or to correct statements made that were not supported by facts necessitated that this "rather long question" was put in written format for 2012 annual meeting at Eaton's headquarters.

After the 2011 annual meeting, I was hopeful Mr. Cutler and "the boys" would provide the information promised and correct the non-factual data provided at the meeting. Sadly, Eaton's management did not live up to their commitments, but they did manage to edit the video of the annual meeting to exclude the question and answer session (and probably more). There was no disclosure of any modifications made to the video by Eaton. Ironically, part of the missing video is Mr. Cutler explaining about the high level of ethics at Eaton… A letter was sent to the SEC asking about recourse for Eaton's poor behavior at the annual meeting on 21 September 2012.

If Eaton is allowed to provide false and misleading statements as fact to the public without concern of the management and directors, edit annual meeting videos at will, and manipulate the meeting records while talking about ethics - how is a shareholder expected to believe any information provided by Eaton?

Shouldn't shareholders, employees, and the public have access to unedited, accurate and honest information regarding Eaton and its actions? Currently, this is not the case.

I hope the SEC will consider the intent of this proposal which is for "accurate and ethical business practices that lead to maximizing shareholder value". I am looking forward to finally getting accurate and factual information to the "rather long question" initially asked in April 2011.

Persistent Eaton Shareholder,



Tom Webb

*** FISMA & OMB Memorandum M-07-16 ***

Corporate Secretary
Eaton Corporation
1111 Superior Avenue
Cleveland, OH 44114-2584

Dear Mr. Secretary:

I am in receipt of your letter dated 22 November.

The proof of stock ownership from Fidelity Investments is enclosed - as requested. I intend to hold onto this stock for access to several more annual meetings, and thus will not be selling any shares in 2011 or 2012.

Eaton's position that more than one shareholder proposal was submitted is noted, and counsel is entitled to an opinion. The proposal highlights a variety of financial and business practices that are not in the shareholders' best interests (limited substantially by the 500 word maximum) and the action associated for all paragraphs is to vote for [redacted] The examples cited show a pattern of management disregard to ethical business practices, with the intent that all questionable behavior by Eaton to be addressed and not just the examples listed.

There is no "defect to cure" in the proposal.

Sincerely,



Thomas Webb

*** FISMA & OMB Memorandum M-07-16 ***



60 Washington Avenue
Suite 206
Hamden, CT 06518

Ms. Mary L. Schapiro
Chairman
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Dear Ms. Schapiro:

As a concerned Eaton shareholder I am dismayed by Eaton's continued use of misleading and inaccurate claims in direct dealings with management, and information listed on the Eaton website.

At the annual meeting in April, r stated in response to a question that a." ." He also stated that Eaton would "address my concerns" regarding several fraudulent business practices complaints that are currently under investigation by the Connecticut Attorney General's Office.

Subsequently, I spoke with) and) at length about Eaton's numerous ethical lapses. They gave assurances that . It is now five months later, and d. The Eaton website now states that if you have ethics issues to contact Mr. Cutler (see attached) - how ironic!

Yet again, Eaton is skirting the SEC requirements of open and honest dealings with shareholders and public. By stating incorrectly that Eaton is not sending aerospace work to India, compounded by the failure of Eaton's Board and Managers at the meeting to correct this misinformation - how can the shareholders get accurate information? This is not ethical or acceptable.

Eaton has and is currently using extensive amounts of Engineering and Technical resources in India. Eaton has even applied to the State Department to export nuclear missile technology to India. Fortunately, the State Department was on their toes and did not allow this transfer to occur.

After the Annual Meeting, [redacted] regarding the use of India's Engineers [redacted] No notice that the video was edited to exclude shareholder questions or other material was made. Are these really the values touted by Mr. Cutler and Eaton's Board of Directors?

How can an average shareholder trust any Eaton data presented as factual - either written or verbal? Data provided by Eaton is supposed to be accurate and honest - as this data may (and does) influence investor decisions.

Similar concerns also arise from the misuse of customer support, customer satisfaction, and ethical statements (including Mr. Cutler suggesting that he will actually resolve issues!). [redacted] Rogue employees are rewarded for unethical behavior - not rebuked. Eaton's sales to Satair are easily timed to a few managers' benefit - in short, bonus is king.

It is most unfortunate Eaton still provides inaccurate data to the public, provides false business statements, and fails to take the high road on corporate ethics. Honest and open communications are constantly mentioned, but are not practiced. The cavalier attitude of [redacted] - [redacted]

I hope the SEC will continue to stand-up for the average investor and have Eaton use honest, easily understood, statements and information provided to the public. Covering-up mistakes and unethical business units is not the way to instill employee / investor confidence and needs to be terminated.

I am requesting that:

Eaton state Mr. Cutler's errors made when answering questions at the Annual Meeting along with corrected responses, and why the employees and board members present didn't feel compelled to assist in presenting correct information to the shareholders. A correction notice should be posted prominently on the Eaton website.

Either remove Mr. Cutler's false claims of addressing ethical issues from the public's view - or have Mr. Cutler actually address issues brought to his attention.

Remove or clarify statements regarding the Ethisphere Institute. This private firm gives glowing ethics reports to its paying members - although Eaton does not disclose they pay for this "service". Ethisphere Institute does not take input from outside sources (they do not answer email, phone calls, or letters). The Ethisphere rating system would still give Mr. Madoff great ratings -as long as he paid them!

Address the huge "Goodwill" and "Intangible Assets" on Eaton's books. 40% or more of Eaton's book value should have been explained in detail to the shareholders at the annual meeting - it is quite significant. Paying too much for poor performing companies and keeping this value on the books as goodwill is not appropriate. It needs to be written down to realistic levels. These companies have little chance of regaining their purchase price. Again a lack of being upfront and honest with the public while chasing a bonus plan… The Eaton proposal to write-down approximately 2% per year of these intangibles is outrageous - not honest and fair to the shareholders.

The scarcity of accurate information provided by Eaton's management to the shareholders, employees, and others is not ethical or fair.

Concerned Shareholder,



Tom Webb

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Ronald O. Mueller
Direct: +1 202.955.8671
Fax: +1 202.530.9569
RMueller@gibsondunn.com

Client: 23078-00018

December 27, 2011

VIA EMAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Eaton Corporation*
Shareholder Proposal of Thomas Webb
Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that our client, Eaton Corporation (the "Company"), intends to omit from its proxy statement and form of proxy for its 2012 Annual Meeting of Shareholders (collectively, the "2012 Proxy Materials") a shareholder proposal and statements in support thereof (the "Proposal") received from Thomas Webb (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the date the Company expects to file its definitive 2012 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states in part:

> Eaton employees should not be rewarded for actions that are not in the shareholders' best interests. Currently, sales to independent distributors are easily timed for quarterly/yearly bonus results. Short term gains for the employees involved are a long term disadvantage to the shareholders....
>
> Eliminate the use of the Ethisphere Institute for reporting corporate ethics. Ethisphere is a private firm that gives glowing ethics reports to its paying members....
>
> Change the "Goodwill" and "Intangible Assets" on Eaton's books to more accurately reflect current market value. It is unfortunate that Eaton paid too much for numerous acquisitions and is keeping this inflated value on the books. The acquired companies have little chance of returning their purchase price as sadly demonstrated by Eaton's management since the acquisitions. The projected weak world economy will further hinder asset values. Eaton's corporate policy to minimize write-downs of these intangibles inaccurately reflects the dire reality of the situation.
>
> Eliminate or minimize the use of Engineering and Technical personnel in India. Why not keep Americans employed in Cleveland, and the knowledge base within the USA? Do we really want the flow of information and sensitive aerospace/military technology overseas? Where are all the cost advantages to maintaining a duplicate workforce in India – especially when ALL costs are factored in?
>
> Please vote for accurate and ethical business practices that lead to maximizing shareholder value.

A copy of the Proponent's correspondence setting forth the Proposal is attached to this letter as Exhibit A.

BASES FOR EXCLUSION

We believe that the Proposal may properly be excluded from the 2012 Proxy Materials pursuant to:

- Rule 14a-8(c) because the Proposal constitutes multiple proposals; and
- Rule 14a-8(i)(7) because the Proposal deals with matters relating to the Company's ordinary business operations.

ANALYSIS

I. The Proposal May Be Excluded Under Rule 14a-8(c) Because The Proposal Constitutes Multiple Proposals.

The Company may exclude the Proposal from its 2012 Proxy Materials because the Proponent has attempted to combine at least four different shareholder proposals into a single proposal in violation of Rule 14a-8(c). The Company received the Proposal on November 18, 2011. The Proposal asks the Company to permit shareholders to "vote for accurate and ethical business practices that lead to maximizing shareholder value," and proposes that the Company: (i) prevent its employees from being "rewarded for actions that are not in the shareholders' best interests," (ii) discontinue using the services of a particular entity, (iii) change certain accounting methods, and (iv) eliminate or minimize the use of personnel in India. In a letter sent on November 22, 2011 (the "Deficiency Notice"), the Company notified the Proponent that his submission violated Rule 14a-8(c) and that the Proponent could correct this procedural deficiency by indicating which proposal the Proponent would like to submit and which proposals the Proponent would like to withdraw. *See* Exhibit B. The Deficiency Notice stated that the Commission's rules require that any response to the letter be postmarked or transmitted electronically no later than fourteen (14) calendar days from the date of receipt of the letter. In a response dated December 12, 2011, the Proponent stated that the Proposal "highlights a variety of financial and business practices that are not in the shareholders' best interests . . . and the action associated for all paragraphs is to vote for 'accurate and ethical business practices that lead to maximizing shareholder value.'" *See* Exhibit C. The Company has not received any further communication from the Proponent in response to the Deficiency Notice.

Rule 14a-8(c) provides that a shareholder may submit only one proposal per shareholder meeting. The Staff has consistently recognized that Rule 14a-8(c) permits the exclusion of proposals combining separate and distinct elements which lack a single well defined unifying concept, even if the elements are presented as part of a single program and relate to the same general subject matter. For example, in *American Electric Power* (avail. Jan 2, 2001), the Staff concurred in the exclusion of a proposal which sought to: (i) limit the term of director service, (ii) require at least one board meeting per month, (iii) increase the retainer paid to AEP directors, and (iv) hold additional special board meetings when requested by the Chairman or any other director. The Staff found that the proposal constituted multiple proposals despite the proponent's argument that all of the actions were about the "governance of AEP." Also, in *Duke Energy Corp.* (avail. Feb. 27, 2009), the Staff concurred in the exclusion of a proposal to impose director qualifications, to limit director pay and to disclose director conflicts of interest despite the fact that the proponent claimed all three elements related to "director accountability." *See also PG&E Corp.* (avail. Mar. 11, 2010) (concurring in the exclusion of a proposal asking that, pending completion of certain studies, the company (i) mitigate potential risks encompassed by those studies, (ii) defer any request for or expenditure of public or corporate funds for license renewal at the site and (iii) not increase production of certain waste at the site beyond the levels then authorized, despite the proponent's argument that the steps in the proposal would avoid circumvention of state law in the operation of a specific power plant); *General Motors Corp.* (avail. Apr. 9, 2007) (Staff concurred in the exclusion of a proposal seeking shareholder approval for the restructuring of the company through numerous transactions).

Like the proposals in the precedent discussed above, the Proposal contains multiple elements requiring separate and distinct actions that do not involve a well-defined unifying concept. Here, the Proposal contains at least four separate proposals set forth in four different paragraphs: (i) to stop rewarding Eaton employees for actions that are not in the shareholders' best interests, (ii) to discontinue using a certain entity for reporting corporate ethics, (iii) to change the "Goodwill" and "Intangible Assets" on Eaton's books to more accurately reflect current market value, and (iv) to "[e]liminate or minimize the use of Engineering and Technical personnel in India." The Proposal thus calls for the Company to take very different actions affecting different persons (rewarding certain employees, terminating a particular service provider, changing accounting records and eliminating certain personnel), each of which involve distinct considerations and each of which would have a very different consequence. The Proponent's response to the Deficiency Notice attempts to link these separate proposals by suggesting that the Proposal "highlights a variety of financial and business practices that are not in the shareholders' best interests" and calls for shareholders to "vote for 'accurate and ethical business practices that lead to maximizing shareholder value.'" However, as in *American Electric Power* and the other precedent cited above, such a goal is too general to constitute a single concept within the meaning of the one-proposal limitation of Rule 14a-8(c). Thus, the Proposal does not constitute a single proposal under 14a-8(c).

The Proposal's requests for distinct actions on different topics are distinguishable from situations in which the Staff has denied exclusion under Rule 14a-8(c) because multiple proposals involved a single unifying concept. *See Regions Financial Corp.* (avail. Feb. 5, 2009) (requesting that the board adopt certain executive compensation practices in light of the company's participation in the Capital Purchase Program established under the Troubled Asset Relief Program); *AT&T Wireless Services, Inc.* (avail. Feb. 11, 2004) (requesting that the compensation committee implement an executive compensation program, including various limits on executive compensation). In contrast to the proposals considered in these no-action requests, which sought a series of actions related to specific topics like executive compensation or director compensation, the Proposal, by the Proponent's own admission, addresses a "variety" of topics that are only loosely-related to the general concept of "business practices that lead to maximizing shareholder value."

For these reasons, the Proposal is properly excludable from the Company's 2012 Proxy Materials under Rule 14a-8(c), as it does not relate to a single, unifying concept. Furthermore, the Company provided the Deficiency Notice to the Proponent within the time-period specified by Rule 14a-8 notifying him of the multiple proposals and the Proponent did not correct the deficiency as required by Rule 14a-8.

II. The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because The Proposal Deals With Matters Relating To The Company's Ordinary Business Operations.

The Company may exclude the Proposal pursuant to Rule 14a-8(i)(7) because it deals with matters relating to the Company's ordinary business operations. According to the Commission's release accompanying the 1998 amendments to Rule 14a-8, the term "ordinary business" refers to matters that are not necessarily "ordinary" in the common meaning of the word, but instead the term "is rooted in the corporate law concept of providing management with flexibility in directing certain core matters involving the company's business and operations." Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release"). In the 1998 Release, the Commission explained that the ordinary business exclusion rests on two central considerations. The first consideration is the subject matter of the proposal; the 1998 Release provides that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." *Id.* The second consideration is "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.* (citing Exchange Act Release No. 12999 (Nov. 22, 1976)). As discussed below, the Proposal implicates these considerations and may be omitted as relating to the Company's ordinary business operations.

A. *The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because The Proposal Relates To The Company's Accounting Methods.*

The Staff consistently has found that proposals seeking to change a company's accounting methods concern a matter of ordinary business and are excludable under Rule 14a-8(i)(7). For example, in *General Electric Co.* (avail. Feb. 10, 2000), the Staff permitted the exclusion of a proposal requesting, among other things, that the company change the presentation of its pension plan accounting on its financial statements. The Staff concurred, noting in its response letter that the portion of the proposal concerning the pension plan "relates to ordinary business matters (i.e., choice of accounting methods)." In *Otter Tail Corp.* (avail. Dec. 9, 2002), a proposal requesting that the company review and report on its accounting records regarding acquisitions was excludable under Rule 14a-8(i)(7) as involving a "review of the choice of accounting methods." *See also PepsiCo, Inc.* (avail. Feb. 11, 2004) (concurring in the exclusion of a proposal requiring the company to, among other things, ensure uniform accounting for support payments because it related to ordinary business matters, including "accounting matters"); *Conseco, Inc.* (avail. Apr. 18, 2000) (concurring in the exclusion of a proposal that requested the development and enforcement of policies to adequately reflect the risks of subprime lending because it implicated ordinary business operations, "(i.e., accounting methods and the presentation of financial statements in reports to shareholders)"); *Potomac Electric Power Co.* (avail. Mar. 1, 1991) (concurring in the exclusion of a proposal requesting the company establish and provide disclosure on a "contingent liability account" as implicating ordinary business matters "(i.e., the accounting policies and practices of the Company)").

Of particular relevance to the Proposal, the Staff has stated that a proposal related to how a company reports "goodwill" could be excluded as relating to ordinary business. In *Johnson Controls, Inc.* (avail. Oct. 26, 1999), the proponent sought to have the company change how it calculated goodwill because the proponent believed that the current method for doing so was misleading. The company argued that requiring it to change its method of accounting for goodwill, when such a change was not required by applicable law, was a matter of ordinary business. The Staff concurred and permitted the company to exclude the proposal because it related to the ordinary business matter of "the presentation of financial statements in reports to shareholders."

As with the proposals in the precedent cited above, the Proposal relates to the Company's accounting decisions and methods. The Proposal instructs the Company to "[c]hange the 'Goodwill' and 'Intangible Assets' on Eaton's books to more accurately reflect current market value," and it states that "Eaton's corporate policy to minimize write-downs of these intangibles inaccurately reflects the dire reality of the situation." These statements are closely analogous to the proposal in *Johnson Controls*, which was excludable because it sought to change how the company accounted for goodwill where the proponent believed that the current method was "misleading." As in *Johnson Controls* and the other precedent cited above, the manner in which the Company determines and reports goodwill and intangible assets on its financial statements touches on core accounting matters that the Company's management and accounting personnel, and not the Company's shareholders, are in the best position to resolve. In fact, the Company has a large accounting staff whose job it is to ensure that the Company accounts for its assets in accordance with Generally Accepted Accounting Principles. Because the Proposal seeks to change the Company's accounting methods, specifically how the Company accounts for goodwill and intangible assets, the Proposal is excludable under Rule 14a-8(i)(7).

B. The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because The Proposal Relates To Employment Decisions And The Location Of The Company's Facilities.

Paragraph 4 of the Proposal seeks to "[e]liminate or minimize the use of Engineering and Technical personnel in India" and to "keep Americans employed in Cleveland." Decisions on the location of employees and on eliminating employment positions are the types of fundamental matters that are not proper for shareholder proposals because they involve tasks that are fundamental to management's ability to run a company on a day-to-day basis. Accordingly, as discussed further below, the Staff has concurred under Rule 14a-8(i)(7) (and its predecessor Rule 14a-8(c)(7)) with the exclusion of proposals addressing employment decisions and employee relations, including the termination of employees.

The Staff has consistently concurred that Rule 14a-8(i)(7) (and its predecessor, Rule 14a-8(c)(7)) allows for the exclusion of proposals relating to the elimination of jobs. For example, in *General Electric Co.* (avail. Feb. 3, 2005), the Staff concurred with exclusion of a proposal requesting a report addressing "the elimination of jobs within the Company and/or the relocation of U.S.-based jobs by the Company to foreign countries over the past five years." Even though parts of the proposal might have implicated significant policy issues under precedent reflected in *General Electric Co.* (avail. Feb. 3, 2004) and *Sprint Corp.* (avail. Feb. 5, 2004), the Staff agreed that the proposal could be excluded because the part of the proposal addressing eliminating jobs implicated the ordinary business issue of "management of the workforce." Similarly, in *International Business Machines Corp.* (avail. Feb. 3, 2004; *recon. denied* Mar. 8, 2004), a proposal requested that the company's board "establish a policy that IBM employees will not lose their jobs as a result of IBM transferring work to lower wage countries." In concurring with exclusion of the proposal under Rule 14a-8(i)(7), the Staff noted that the proposal related to "employment decisions and employee relations." In *Merck & Co., Inc.* (*Treiber*) (avail. Feb. 9, 2001), the Staff concurred that the company could exclude a proposal requesting that the company, among other things, dismiss certain senior members of the company's scientific staff. The Staff concurred that the proposal implicated ordinary business matters because it related to "the decision to dismiss employees." In *E*Trade Group, Inc.* (*Bemis*) (avail. Oct. 31, 2000), the Staff concurred with the exclusion of a proposal that requested the establishment of a "Shareholder Value Committee," that would, among other things, evaluate "possible reductions in staff." In its response, the Staff noted that the mechanism for the "possible reductions in staff" and another aspect of the proposed committee's responsibilities related to ordinary business operations and thus concurred with exclusion of the proposal. *See also United Technologies Co.* (avail. Feb. 19, 1993) (concurring in the exclusion of a proposal regarding employee hiring and firing because it related to ordinary business matters); *Mobil Corp.* (avail. Jan. 26, 1993) (concurring in the exclusion of a proposal requesting that the company adopt various policies relating to its downsizing activities because it related to the management of the workplace and general compensation issues); *Ford Motor Co.* (avail. Mar. 5, 1975) (concurring in the exclusion of a proposal requesting that company layoffs "not be exclusive to the lower echelon" because it related to the company's ordinary business operations).

As with each of the precedent cited above, the Proposal addresses job elimination measures as it explicitly calls for the company to "Eliminate or minimize the use of Engineering and Technical personnel in India." This necessarily implies some reduction of employees and implicates the elimination of jobs. Thus, the Proposal is excludable under Rule 14a-8(i)(7).

Furthermore, the Proposal addresses the location of the Company's facilities as it seeks to both "[e]liminate or minimize the use of Engineering and Technical personnel in India" and to "keep Americans employed in Cleveland, and the knowledge base within the USA." This implicates a relocation of certain operations from India to the United States. The Staff has consistently concurred that decisions regarding the location of company facilities implicates a company's ordinary business operations. For example, in *The Hershey Co.* (avail. Feb. 2, 2009), the proponent was concerned that the company's decision to locate manufacturing facilities in Mexico instead of in the U.S. and Canada could harm the company's reputation and was "un-American." Based on a long line of precedent, the Staff concurred that the proposal could be excluded under Rule 14a-8(i)(7) as implicating the company's ordinary business decisions, specifically, decisions relating to the location of a company's operations. *See also Tim Hortons Inc.* (avail. Jan. 4, 2008) (concurring in exclusion of a proposal involving decisions relating to the location of restaurants); *Minnesota Corn Processors, LLC* (avail. Apr. 3, 2002) (proposal excludable as involving decisions relating to the location of corn processing plants).

We believe that the well-established precedent set forth above supports our conclusion that the Proposal addresses ordinary business matters and therefore is excludable under Rule 14a-8(i)(7). The decision of where to locate a Company's technical and engineering facilities involves complex financial and operational matters that the Company's management, and not the Company's shareholders, is in the best position to resolve. Thus, as with the precedent described above, the Proposal may be excluded under Rule 14a-8(i)(7).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2012 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671 or Thomas Moran, the Company's Senior Vice President and Secretary, at (216) 523-4103.

Sincerely,



Ronald O. Mueller

ROM/mhd
Enclosures

cc: Thomas E. Moran, Eaton Corporation
Lizbeth L. Wright, Eaton Corporation
Thomas Webb

101208459.3

GIBSON DUNN

EXHIBIT A

17 November 2011

*** FISMA & OMB Memorandum M-07-16 ***

RECEIVED
NOV 18 2011
THOMAS E. MORAN

Corporate Secretary
Eaton Corporation
1111 Superior Avenue
Cleveland, OH 44114-2584

Dear Mr. Secretary:

As an Eaton shareholder (shares are held by Fidelity Investments) I am submitting the following shareholder proposal:

Eaton employees should not be rewarded for actions that are not in the shareholders' best interests. Currently, sales to independent distributors are easily timed for quarterly/yearly bonus results. Short term gains for the employees involved are a long term disadvantage to the shareholders. Significant amounts of excess production are then stored offsite, and by changing distributors every few years, additional artificial sales are recorded. One former Eaton distributor is still selling excess Eaton components five years later! There is no logical reason to carry such a large amount of excess inventory for normal business purposes.

Eliminate the use of Ethisphere Institute for reporting corporate ethics. Ethisphere is a private firm that gives glowing ethics reports to its paying members. Eaton has not previously disclosed it pays for this "service". Furthermore, the Ethisphere Institute does not take input from independent sources. The report, which states that Eaton exceeds minimum corporate standards is highlighted by management as proof of corporate behavior. Paying for this unethical process is a waste of money.

Change the "Goodwill" and "Intangible Assets" on Eaton's books to more accurately reflect current market value. It is unfortunate that Eaton paid too much for numerous acquisitions and is keeping this inflated value on the books. The acquired companies have little chance of returning their purchase price as sadly demonstrated by Eaton's management since the acquisitions. The projected weak world economy will further hinder asset values. Eaton's corporate policy to minimize write-downs of these intangibles inaccurately reflects the dire reality of the situation.

Eliminate or minimize the use of Engineering and Technical personnel in India. Why not keep Americans employed in Cleveland, and the knowledge base within the USA? Do we really want the flow of information and sensitive aerospace/military technology overseas?

Where are all the cost advantages to maintaining a duplicate workforce in India – especially when ALL costs are factored in?

Please vote for accurate and ethical business practices that lead to maximizing shareholder value.

Sincerely,



Thomas Webb

GIBSON DUNN

EXHIBIT B



Eaton Corporation
Eaton Center
1111 Superior Avenue
Cleveland, OH 44114-2584
tel: 216-523-5000
fax: 216-479-7122
direct dial: 216-523-5161
lizbethlwright@eaton.com

November 22, 2011

VIA OVERNIGHT MAIL
Thomas Webb

*** FISMA & OMB Memorandum M-07-16 ***


Celebrating
100 YEARS
Ideals that Endure

Dear Mr. Webb:

I am writing on behalf of Eaton Corporation (the "Company"), which received on November 18, 2011 your shareholder proposals for consideration at the Company's 2012 Annual Meeting of Shareholders (the "Proposals").

The Proposals contain certain procedural deficiencies, which Securities and Exchange Commission ("SEC") regulations require us to bring to your attention. First, Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that shareholder proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the shareholder proposal was submitted. The Company's stock records do not indicate that you are the record owner of sufficient shares to satisfy this requirement. In addition, to date we have not received proof that you have satisfied Rule 14a-8's ownership requirements as of the date that the Proposals were submitted to the Company.

To remedy this defect, you must submit sufficient proof of your ownership of the requisite number of Company shares as of the date that the Proposals were submitted to the Company. As explained in Rule 14a-8(b), sufficient proof must be in the form of:

(1) a written statement from the "record" holder of your shares (usually a broker or a bank) verifying that, as of the date the Proposals were submitted, you continuously held the requisite number of Company shares for at least one year; or

(2) if you have filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the requisite number of Company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that you continuously held the requisite number of Company shares for the one-year period.

If you intend to demonstrate ownership by submitting a written statement from the "record" holder of your shares as set forth in (1) above, please note that most large U.S.

brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency that acts as a securities depository (DTC is also known through the account name of Cede & Co.). Under SEC Staff Legal Bulletin No. 14F, only DTC participants are viewed as record holders of securities that are deposited at DTC. You can confirm whether your broker or bank is a DTC participant by asking your broker or bank or by checking DTC's participant list, which is available at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf. In these situations, shareholders need to obtain proof of ownership from the DTC participant through which the securities are held, as follows:

(1) If your broker or bank is a DTC participant, then you need to submit a written statement from your broker or bank verifying that, as of the date the Proposals were submitted, you continuously held the requisite number of Company shares for at least one year.

(2) If your broker or bank is not a DTC participant, then you need to submit proof of ownership from the DTC participant through which the shares are held verifying that, as of the date the Proposals were submitted, you continuously held the requisite number of Company shares for at least one year. You should be able to find out the identity of the DTC participant by asking your broker or bank. If your broker is an introducing broker, you may also be able to learn the identity and telephone number of the DTC participant through your account statements, because the clearing broker identified on your account statements will generally be a DTC participant. If the DTC participant that holds your shares is not able to confirm your individual holdings but is able to confirm the holdings of your broker or bank, then you need to satisfy the proof of ownership requirements by obtaining and submitting two proof of ownership statements verifying that, as of the date the Proposals were submitted, the requisite number of Company shares were continuously held for at least one year: (i) one from your broker or bank confirming your ownership, and (ii) the other from the DTC participant confirming the broker or bank's ownership.

Second, pursuant to Rule 14a-8(b) under the Exchange Act, a shareholder must provide the Company with a written statement that he, she or it intends to continue to hold the requisite number of shares through the date of the shareholders' meeting at which the Proposals will be voted on by the shareholders. To remedy this defect, you must submit a written statement that you intend to continue holding the requisite number of Company shares through the date of the Company's 2012 Annual Meeting of Shareholders.

Third, pursuant to Rule 14a-8(c) of the Exchange Act, a shareholder may submit no more than one proposal to a company for a particular shareholders' meeting. We believe that the Proposals constitute more than one shareholder proposal. Specifically, we believe that each of the first four paragraphs of your Proposals (paragraphs two through five of your letter) constitute separate proposals. You can correct this procedural deficiency by indicating which proposal you would like to submit and which proposals you would like to withdraw.

The SEC's rules require that your response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at 1111 Superior Avenue, Cleveland, OH 44114-2584. Alternatively, you may transmit any response by facsimile to me at (216) 479-7122.

If you have any questions with respect to the foregoing, please contact me at (216) 523-5161. For your reference, I enclose a copy of Rule 14a-8 and Staff Legal Bulletin No. 14F.

Sincerely,



Lizbeth L. Wright
Counsel

cc: Thomas E. Moran
Senior Vice President and Secretary
w/o enclosures

LLW:seg

Enclosure(s)

GIBSON DUNN

EXHIBIT C

12 December 2011

*** FISMA & OMB Memorandum M-07-16 ***

RECEIVED
DEC 1 4 2011
THOMAS E. MORAN

Corporate Secretary
Eaton Corporation
1111 Superior Avenue
Cleveland, OH 44114-2584

Dear Mr. Secretary:

I am in receipt of your letter dated 22 November.

The proof of stock ownership from Fidelity Investments is enclosed - as requested. I intend to hold onto this stock for access to several more annual meetings, and thus will not be selling any shares in 2011 or 2012.

Eaton's position that more than one shareholder proposal was submitted is noted, and counsel is entitled to an opinion. The proposal highlights a variety of financial and business practices that are not in the shareholders' best interests (limited substantially by the 500 word maximum) and the action associated for all paragraphs is to vote for "accurate and ethical business practices that lead to maximizing shareholder value." The examples cited show a pattern of management disregard to ethical business practices, with the intent that all questionable behavior by Eaton to be addressed and not just the examples listed.

There is no "defect to cure" in the proposal.

Sincerely,



Thomas Webb

*** FISMA & OMB Memorandum M-07-16 ***

Fidelity Institutional

Mail: P.O. Box 770001, Cincinnati, OH 45277-0045
Office: 500 Salem Street, Smithfield, RI 02917



December 12, 2011

Tom J. Webb

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Webb:

Thank you for requesting verification that you have held in excess of $2,000.00 worth of Eaton Corp. (ETN) in your Fidelity account ending Memora This is to confirm that the number of shares held and the value of the shares from November 1, 2010 to the present has been in excess of $2,000.00 for ETN continually through that time period.

This information can be confirmed in the account statements. You can see these on line or request the copies required.

Mr. Webb, I hope you find this information helpful. If you have any questions regarding this issue, please contact a Fidelity representative at 800-544-4442 for assistance. Thank you for your inquiry.

Sincerely,

Glen Lesnett
High Net Worth Operations

Our File: W184227-09DEC11